FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the three-month period ended June 30, 2014 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 13, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the three-month period ended June 30, 2014 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 13, 2014. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2014	June 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,024	¥48,478
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥469 million at March 31, 2014 and ¥402 million at June 30, 2014	29,069	21,675
Inventories	30,229	32,737
Deferred income taxes, net	18,773	18,321
Prepaid expenses and other current assets	11,563	11,546

Total current assets	139,658	132,757

PROPERTY AND EQUIPMENT, net	80,213	80,359

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	518	499
Investment in affiliate	2,249	2,229
Identifiable intangible assets	39,279	39,149
Goodwill	19,947	19,939
Lease deposits	26,381	26,356
Deferred income taxes, net	1,913	2,014
Other assets	10,093	10,084

Total investments and other assets	100,380	100,270

TOTAL ASSETS	¥320,251	¥313,386

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2014	June 30, 2014
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥6,458	¥2,027
Current portion of capital lease and financing obligations	2,078	2,102
Trade notes and accounts payable	10,480	9,837
Accrued income taxes	686	1,085
Accrued expenses	17,522	16,455
Deferred revenue	5,693	6,309
Other current liabilities	2,411	2,917

Total current liabilities	45,328	40,732

LONG-TERM LIABILITIES:
Long-term debt	15,000	15,000
Capital lease and financing obligations, less current portion	20,487	19,948
Accrued pension and severance costs	1,424	1,424
Deferred income taxes, net	3,052	2,862
Other long-term liabilities	9,168	9,056

Total long-term liabilities	49,131	48,290

TOTAL LIABILITIES	94,459	89,022

COMMITMENTS AND CONTINGENCIES (Note 9)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2014 and June 30, 2014; outstanding 138,612,321 shares at March 31, 2014 and 138,612,121 shares at June 30, 2014	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	111,820	110,825
Accumulated other comprehensive income	2,719	2,265
Treasury stock, at cost- 4,887,679 shares at March 31, 2014 and 4,887,879 shares at June 30, 2014	(11,264)	(11,264)

Total KONAMI CORPORATION stockholders’ equity	225,133	223,684

Noncontrolling interest	659	680

TOTAL EQUITY	225,792	224,364

TOTAL LIABILITIES AND EQUITY	¥320,251	¥313,386

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the three months ended June 30, 2013 and 2014 Consolidated Statements of Income

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
NET REVENUES:
Product sales revenue	¥15,798	¥18,694
Service and other revenue	29,791	29,912

Total net revenues	45,589	48,606

COSTS AND EXPENSES:
Costs of products sold	8,915	10,330
Costs of services rendered and others	22,734	23,012
Selling, general and administrative	12,445	12,073

Total costs and expenses	44,094	45,415

Operating income	1,495	3,191

OTHER INCOME (EXPENSES):
Interest income	60	102
Interest expense	(302)	(283)
Foreign currency exchange gain (loss), net	895	(381)
Other, net	(5)	(5)

Other income (expenses), net	648	(567)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	2,143	2,624
INCOME TAXES	1,221	1,255
EQUITY IN NET INCOME OF AFFILIATED COMPANY	34	13

NET INCOME	956	1,382
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	22	21

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥934	¥1,361

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Net income	¥956	¥1,382

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	661	(442)
Net unrealized gains (losses) on available-for-sale securities	45	(12)
Pension liability adjustment	0	0

Other comprehensive income (loss)	706	(454)

Comprehensive income	1,662	928

Comprehensive income attributable to the noncontrolling interest	22	21

Comprehensive income attributable to KONAMI CORPORATION	¥1,640	¥907

Per Share Data:
	Three months ended June 30, 2013	Three months ended June 30, 2014
Net income attributable to KONAMI CORPORATION per share:
Basic	¥6.74	¥9.82
Diluted	6.74	9.82

Weighted-average common shares outstanding	138,616,903	138,612,200
Diluted weighted-average common shares outstanding	138,616,903	138,612,200

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Cash flows from operating activities:
Net income	¥956	¥1,382
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,351	2,978
Bad debt recoveries	(46)	(61)
Loss on sale or disposal of property and equipment, net	12	20
Equity in net income of affiliated company	(34)	(13)
Deferred income taxes	930	185
Change in assets and liabilities, net of businesses acquired:
Decrease in trade notes and accounts receivable	12,899	7,055
Increase in inventories	(4,234)	(3,385)
Increase in prepaid expenses	(904)	(19)
Decrease in trade notes and accounts payable	(2,004)	(249)
Increase (decrease) in accrued income taxes, net of tax refunds	(5,797)	655
Decrease in accrued expenses	(2,124)	(959)
Increase in deferred revenue	159	638
Other, net	1,039	666

Net cash provided by operating activities	3,203	8,893

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(19,354)	(2,822)
Decrease in lease deposits, net	117	138
Increase in term deposits, net	—	(391)
Other, net	102	1

Net cash used in investing activities	(19,135)	(3,074)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	450	(4,400)
Principal payments under capital lease and financing obligations	(586)	(531)
Dividends paid	(3,313)	(2,316)
Other, net	(5)	(0)

Net cash used in financing activities	(3,454)	(7,247)

Effect of exchange rate changes on cash and cash equivalents	144	(118)

Net decrease in cash and cash equivalents	(19,242)	(1,546)

Cash and cash equivalents, beginning of the period	63,669	50,024

Cash and cash equivalents, end of the period	¥44,427	¥48,478

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Inventories

Inventories at March 31, 2014 and June 30, 2014 consisted of the following:

	Millions of Yen
	March 31, 2014	June 30, 2014
Finished products	¥7,655	¥9,334
Work in process	17,232	17,966
Raw materials and supplies	5,342	5,437

Total	¥30,229	¥32,737

3. Property and Equipment, net

Property and equipment at March 31, 2014 and June 30, 2014 consisted of the following:

	Millions of Yen
	March 31, 2014	June 30, 2014
Property and equipment, at cost:
Land	¥33,712	¥33,705
Buildings and structures	79,692	79,750
Tools, furniture and fixtures	27,994	27,793
Construction in progress	945	2,169

Total	142,343	143,417
Less-Accumulated depreciation and amortization	(62,130)	(63,058)

Net property and equipment	¥80,213	¥80,359

4. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the three months ended June 30, 2013 and 2014 were as follows:

	Millions of Yen
For the three months ended June 30, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2013	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,465)	—	(3,465)
Purchase of treasury stock	(5)	—	(5)
Comprehensive income:
Net income for the period	934	22	956
Other comprehensive income, net of tax	706	—	706

Comprehensive income for the period	1,640	22	1,662

Balance at June 30, 2013	¥223,595	¥596	¥224,191

	Millions of Yen
For the three months ended June 30, 2014	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2014	¥225,133	¥659	¥225,792

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,356)	—	(2,356)
Purchase of treasury stock	(0)	—	(0)
Comprehensive income:
Net income for the period	1,361	21	1,382
Other comprehensive loss, net of tax	(454)	—	(454)

Comprehensive income for the period	907	21	928

Balance at June 30, 2014	¥223,684	¥680	¥224,364

5. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Other comprehensive income before reclassifications	661	45	—	706
Amounts reclassified from accumulated other comprehensive income	—	—	0	0

Changes in accumulated other comprehensive income, net	661	45	0	706

Balance at June 30, 2013	¥1,694	¥70	¥(49)	¥1,715

Note:	Amounts reclassified from pension liability adjustment are included in the Selling, general and administrative expenses in the consolidated statements of income.

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains (losses) on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2014	¥2,691	¥75	¥(47)	¥2,719

Other comprehensive loss before reclassifications	(442)	(12)	—	(454)
Amounts reclassified from accumulated other comprehensive income	—	—	0	0

Changes in accumulated other comprehensive income (loss), net	(442)	(12)	0	(454)

Balance at June 30, 2014	¥2,249	¥63	¥(47)	¥2,265

Note:	Amounts reclassified from pension liability adjustment are included in the Selling, general and administrative expenses in the consolidated statements of income.

6. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of KONAMI’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of KONAMI’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

The estimated fair values of KONAMI’s financial instruments at March 31 and June 30, 2014 are as follows:

	Millions of Yen
	March 31, 2014		June 30, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥518	¥518	¥499	¥499
Long-term debt	(15,000)	(14,625)	(15,000)	(14,669)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

7. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 –	Quoted prices for identical assets or liabilities in active markets

Level 2 –	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31 and June 30, 2014, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs used in the fair value measurements.

	Millions of Yen
March 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥518	—	—	¥518

Total assets	¥518	—	—	¥518

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
June 30, 2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥499	—	—	¥499

Total assets	¥499	—	—	¥499

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

As of March 31 and June 30, 2014, KONAMI did not have any Level 2 and 3 financial instruments that were measured and reported at fair value on a recurring basis.

8. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including mobile games, online games, computer & video games, amusement and card games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and casino management systems for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

Notes:

1.	“Corporate expenses” primarily consists of administrative expenses not directly associated with specific segments.
2.	“Intersegment eliminations” primarily consists of eliminations of intercompany sales.
3.	Segment profit (loss) is measured in a consistent manner with consolidated operating income, which does not include other income (expenses), income taxes and equity in net income of affiliated company.
4.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following table presents segment revenue and segment profit (loss). This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Net revenues:
Digital Entertainment –
External customers	¥19,862	¥20,363
Intersegment	143	57

Total	¥20,005	¥20,420
Health & Fitness –
External customers	¥18,941	¥17,953
Intersegment	11	89

Total	¥18,952	¥18,042
Gaming & Systems –
External customers	¥6,094	¥6,817
Intersegment	—	—

Total	¥6,094	¥6,817
Pachinko & Pachinko Slot Machines –
External customers	¥692	¥3,473
Intersegment	1	1

Total	¥693	¥3,474
Intersegment eliminations	(155)	(147)

Consolidated	¥45,589	¥48,606

Segment profit (loss):
Digital Entertainment	¥1,677	¥3,373
Health & Fitness	336	(75)
Gaming & Systems	1,217	1,275
Pachinko & Pachinko Slot Machines	(486)	(427)

Total segment profit and loss, net	2,744	4,146
Corporate expenses	(1,453)	(1,046)
Other, net	852	(476)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	¥2,143	¥2,624

Note:	Corporate expenses primarily consist of personnel costs, advertising expenses and rental expenses, which are primarily related to our administrative department.

b. Geographic information

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Net revenues from external customers:
Japan	¥35,198	¥37,871
United States	7,545	7,739
Europe	1,359	1,318
Asia/Oceania	1,487	1,678

Consolidated net revenues	¥45,589	¥48,606

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

9. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥1,368 million as of June 30, 2014.

10. Subsequent Events

No reportable subsequent events occurred.